Issuer Free Writing Prospectus
Filed by: Concho Resources Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-161809
Concho Resources Inc.
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated September 9, 2009. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Concho Resources Inc.
Size:	$300,000,000
Maturity:	October 1, 2017
Coupon:	8.625%
Price:	98.578% of face amount
Yield to maturity:	8.875%
Spread to Benchmark Treasury:	+ 566 basis points
Benchmark Treasury:	UST 4.75% due 8/15/2017
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2010
Gross Proceeds:	$295,734,000
Net Proceeds to the Issuer (before expenses):	$288,234,000
Redemption Provisions:
First call date:	October 1, 2013
Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption prices:
Commencing October 1, 2013: 104.313%
Commencing October 1, 2014: 102.156%
Commencing October 1, 2015: 100.000%
Redemption with proceeds of equity offering	Prior to 2012, up to 35% may be redeemed at 108.625%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	September 15, 2009
Settlement:	T+3; September 18, 2009
Denominations:	$2,000 and integral multiples of $1,000
CUSIP/ISIN:	20605PAA9/US20605PAA93
Form of Offering:	SEC Registered (Registration No. 333-161809)
Ratings:	Moody’s: B3[1]
S&P: BB1
Joint book-running managers:	J.P. Morgan Securities Inc.
Banc of America Securities LLC
BNP Paribas Securities Corp.
Wells Fargo Securities, LLC
Co-managers:	Calyon Securities (USA) Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
Deutsche Bank Securities Inc.
ING Financial Markets LLC
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
Natixis Bleichroeder Inc.
Raymond James & Associates, Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities Inc. at 270 Park Avenue, 8th Floor, New York, NY 10017, Attention: Syndicate Desk or by calling (800) 245-8812; Banc of America Securities LLC at One Bryant Park, New York, NY 10036, Attention: Prospectus Department or by calling (800) 294-1322; BNP Paribas Securities Corp., 787 Seventh Avenue, New York, NY 10019, Attention: Syndicate Desk 7th Floor, or by calling (800) 854-5674; or Wells Fargo Securities, LLC at 301 South College Street, 6th Floor, Charlotte, NC 28202, Attention: High Yield Syndicate or by calling (704) 715-7035.
Additional Information
Ranking
The following disclosure under “Summary—The offering—Ranking” on page S-7 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:
As of June 30, 2009, after giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom as set forth under “Use of proceeds” to repay a portion of the borrowings outstanding under our credit facility, we would have had total consolidated indebtedness, net of discount of $668.8 million, consisting of $373.0 million of secured indebtedness outstanding under our credit facility and $295.8 million of the notes net of discount offered hereby, the subsidiary guarantors would have had total indebtedness of $668.8 million, consisting of $373.0 million of secured guarantees under our credit facility and $295.8 million of guarantees of the notes net of discount offered hereby, excluding intercompany indebtedness, and we would have been able to incur an additional $582.8 million of secured indebtedness under our credit facility.
Original Issue Discount
We expect that the notes will not be issued with original issue discount, or OID, for U.S. federal income tax purposes.
Use of Proceeds
The following disclosure under “Use of proceeds” on page S-42 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:
The net proceeds from this offering will be approximately $287.0 million, after deducting fees and estimated expenses (including underwriting discounts and commissions). We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under our credit facility.

Capitalization
The following numbers in the As adjusted column under “Capitalization” on page S-43 and each other location where they appear in the preliminary prospectus supplement are amended to read as follows:

As of June 30, 2009
As adjusted
(in millions)
Long-term debt:
Credit facility(a)	373.0
8.625% Senior Notes due 2017(b)	295.8
Total long-term debt	668.8
Total capitalization	$1,958.3

(a)	As of June 30, 2009, after giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom and the automatic reduction in the borrowing base under our credit facility resulting from the issuance of the notes, we would have been able to incur an additional $582.8 million of indebtedness under our credit facility.

(b)	The $300.0 million of senior notes are recorded at their discounted amount, with the discount to be amortized over the life of the senior notes.
Description of other indebtedness
The following disclosure under “Description of other indebtedness—Senior secured credit facility” on page S-110 of the preliminary prospectus supplement is amended to read as follows:
Following the termination of our second lien credit facility on July 31, 2008, our only outstanding long-term indebtedness exists under our credit facility. Our credit facility is subject to scheduled semiannual borrowing base redeterminations, and has a maturity date of July 31, 2013. In April 2009, the lenders reaffirmed our $960 million borrowing base under the credit facility until the next scheduled borrowing base redetermination in October 2009. Between scheduled borrowing base redeterminations, we and, if requested by 66⅔ percent of the lenders, the lenders, may each request one special redetermination. At June 30, 2009, we had letters of credit outstanding under our credit facility totaling approximately $25,000, and our availability to borrow additional funds was approximately $300 million. Pursuant to the terms of our credit facility, our borrowing base will be reduced by $0.30 for every dollar of new indebtedness evidenced by unsecured senior notes or unsecured senior subordinated notes that we issue. As a result of this provision, the borrowing base under our credit facility would have been reduced by $75 million due to our issuance and sale of the notes. However, as of the date hereof we have received waivers of this provision from lenders representing approximately 95.4% of our borrowing base, resulting in an actual reduction of approximately $4.1 million. As a result, following the application of the proceeds of this offering in the manner described in “Use of proceeds” and giving effect to the reduction to our borrowing base as a result of the issuance of the notes offered hereby, we expect to have approximately $582.8 million of availability under our credit facility and a revised borrowing base of $955.9 million. To the extent we receive any additional waivers of this provision from the lenders after the date hereof but before the closing of this offering, our borrowing base availability would increase accordingly.